Exhibit 99.1

Nordic American Offshore Ltd. (NYSE: NAO) – Adoption of Shareholders Rights Agreement

Bermuda, December 21, 2018

Nordic American Offshore Ltd. (NYSE: NAO) (the "Company") announced today that its Board of Directors has unanimously adopted a shareholder rights agreement (the "Rights Agreement") and declared a dividend distribution of one preferred share purchase right on each outstanding share of the Company's common stock, par value $0.01 per share (the "Common Shares").  The Rights Agreement has a term of ten years.

Pursuant to the Rights Agreement, the Company will issue one preferred share purchase right for each outstanding share of Common Shares at the close of business on December 31, 2018. Each right will entitle the shareholder to buy one one-thousandth of a share of Series A participating preferred stock at an exercise price of $10.00.  Initially, these rights will not be exercisable and will trade with the Company's Common Shares.

Under the Rights Agreement, the rights generally will become exercisable only if a person or group acquires beneficial ownership of 15% or more of the Company's Common Shares (including through entry into certain derivative positions) in a transaction not approved by its Board of Directors.  In that situation, each holder of a right (other than the acquiring person, whose rights will become void and will not be exercisable) will have the right to purchase, upon payment of the exercise price, a number of shares of the Company's Common Shares having a then-current market value equal to twice the exercise price.

In addition, if the Company is acquired in a merger or other business combination after an acquiring person acquires 15% or more of the Company's Common Shares, each holder of the right will thereafter have the right to purchase, upon payment of the exercise price, a number of Common Shares of the acquiring person having a then-current market value equal to twice the exercise price.  The acquiring person will not be entitled to exercise these rights.

The Board of Directors may redeem the rights for a nominal amount under certain circumstances. Under the Rights Agreement's terms, it will expire on December 21, 2028.

Additional information about the Rights Agreement is contained in a report on Form 6-K filed by the Company with the U.S. Securities and Exchange Commission.

About Nordic American Offshore Ltd.

NAO is a Bermuda-based company listed on the New York Stock Exchange. It owns and operates a fleet of 10 modern harsh environment offshore supply vessels built with the latest technology available. From its operating offices in Norway and elsewhere, NAO is positioned to support a global business and take advantage of the expected upturn in oil service activity in the North Sea and globally.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.  The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the PSV market, as a result of changes in the general market conditions of the oil and natural gas industry which influence charter hire rates and vessel values, demand in platform supply vessels, our operating expenses, including bunker prices, dry docking and insurance costs, governmental rules and regulations or actions taken by regulatory authorities as well as potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the availability of financing and refinancing, vessel breakdowns and instances of off-hire and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

Contact Information:

Nordic American Offshore Ltd.
+377 9798 5717 (Monaco)
+1 646 432 3315 (New York)

Web-site: www.nao.bm